Exhibit 99.2

Silence Therapeutics to Buyback siRNA Complement Assets

Deal gives Silence exclusive worldwide rights to two siRNA complement assets

28 March 2023

LONDON, Silence Therapeutics plc, Nasdaq: SLN (“Silence” or “the Company”), an experienced and innovative biotechnology company committed to transforming people’s lives by silencing diseases through precision engineered medicines, today announced it will be acquiring back exclusive worldwide rights to two siRNA drug targets under the collaboration agreement with Mallinckrodt Pharmaceuticals for complement-mediated diseases. Under the terms of the agreement, Silence will not make any upfront payment to get the two assets back and Mallinckrodt is eligible to receive future success-based milestones and low single digit royalties on net sales if the projects advance.

“We want to thank Mallinckrodt for their excellent partnership over the last 3 and a half years,” said Craig Tooman, President and CEO of Silence. “We are very excited for the opportunity to now have two wholly owned complement assets to add to our portfolio. We continue to see substantial potential for our mRNAi GOLD™ platform across multiple therapeutic areas and look forward to generating more clinical data this year in cardiovascular and hematological diseases.”

Silence entered into a collaboration agreement with Mallinckrodt in July 2019 to develop and commercialize three siRNA drug targets designed to silence the complement cascade in complement-mediated disorders. Under the new agreement, Silence will gain rights back to two undisclosed preclinical complement targets. SLN501, the C3 targeting program will remain under the collaboration agreement.

Enquiries:

Silence Therapeutics plc Gem Hopkins, VP, Head of IR and Corporate Communications ir@silence-therapeutics.com	Tel: +1 (646) 637-3208

About Silence Therapeutics

Silence Therapeutics is developing a new generation of medicines by harnessing the body’s natural mechanism of RNA interference, or RNAi, to inhibit the expression of specific target genes thought to play a role in the pathology of diseases with significant unmet need. Silence’s proprietary mRNAi GOLD™ platform can be used to create siRNAs (short interfering RNAs) that precisely target and silence disease-associated genes in the liver, which represents a substantial opportunity. Silence’s wholly owned product candidates include SLN360 designed to address the high and prevalent unmet medical need in reducing cardiovascular risk in people born with high levels of lipoprotein(a) and SLN124 designed to address rare hematological diseases. Silence also maintains ongoing research and development collaborations with AstraZeneca, Mallinckrodt Pharmaceuticals and Hansoh Pharma, among others. For more information, please visit https://www.silence-therapeutics.com/.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other securities laws, including with respect to the Company’s clinical and commercial prospects, regulatory approvals of the Company’s product candidates, potential partnerships or collaborations or payments under new and existing collaborations, the initiation or completion of the Company’s clinical trials and the anticipated timing or outcomes of data reports from the Company’s clinical trials. These forward-looking statements are not historical facts but rather are based on the Company's current assumptions, beliefs, expectations, estimates and projections about its industry. Words such as 'anticipates,' 'expects,' 'intends,' 'plans,' 'believes,' 'seeks,' 'estimates,' and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company's control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including those risks identified in the Company’s most recent Admission Document and its Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 15, 2023. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.